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EX-99.A

NOTICE OF SPECIAL MEETING
                        [LETTERHEAD OF ENB APPEARS HERE]



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                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD DECEMBER 11, 1996

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     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Special
Meeting") of Enterprise National Bank of Jacksonville ("ENB") will be held on December 11, 1996 at 10:00 A.M., local time, at ENB's main offices located at 4190 Belfort Road, Jacksonville, Florida, for the following purposes:

     (1) To approve, ratify, confirm and adopt an Agreement and Plan of Merger, dated as of July 31, 1996, by and among Compass Bancshares, Inc., Compass Bank and ENB (the "Merger Agreement"), pursuant to which ENB will be merged with and into Compass Bank and become a wholly owned subsidiary of Compass;

     (2) To consider and conduct such other business as may come before the Special Meeting.

     The Board of Directors of ENB has fixed November 4, 1996 as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting and any adjournments thereof (the "Record Date").

     Shareholders who do not plan to attend the Special meeting are requested to sign, date and return the enclosed Proxy Card in the enclosed postage paid envelope. Any Proxy given by a shareholder may be revoked at any time before it is exercised. A Proxy may be revoked by filing with ENB's Corporate Secretary a written revocation or a duly executed Proxy bearing a later date. Any shareholder present at the Special Meeting may revoke his or her Proxy and vote personally on each matter brought before the Special Meeting.


                                       BY ORDER OF THE BOARD OF DIRECTORS



                                       David M. Hicks
                                       Chairman of the Board


Jacksonville, Florida
October ____, 1996